Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

October 21, 2019

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-186030)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-186034)

Dear Mr. Cowan:

The above-referenced Post-Effective Amendments were filed with the U.S. Securities and Exchange Commission by Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (“Transamerica”) on October 16, 2019. The accession numbers are 0001193125-19-269798 for Separate Account VA B and 0001193125-19-269805 for Separate Account VA BNY.

We have made material changes to the existing Transamerica PrincipiumSM III. Those modifications to the product are:

1.	We have increased the maximum Fund Facilitation Fee to 0.60%, and made corresponding changes to the Fee Table and Expense Examples;

2.

We have added new subaccounts with Fund Facilitation Fees up to 0.60%, and provided disclosure on their eligibility for use as Designated Investment Options for certain guaranteed lifetime withdrawal benefit riders.

Except for the changes described above, the disclosure in the Post-Effective Amendments noted above are the same as the existing Transamerica PrincipiumSM III, which has been previously reviewed by the Commission. Therefore, pursuant to Investment Company Act Release No. 13768, Transamerica respectfully requests selective review of the changes noted in the items listed above contained in the Post-Effective Amendments.

If you have any comments or questions, please call Brian Stallworth at (720) 488-7884, or Becky Reddick at (319) 355-2747.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Senior Counsel